Exhibit 99.1

Bright Scholar Announces Completion of Going Private Transaction

CAMBRIDGE, England and FOSHAN, China, December 16, 2025 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced the completion of the merger (the “Merger”) of the Company with Bright Education Mergersub Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Excellence Education Investment Limited (“Parent”), a limited liability company organized and existing under the laws of the British Virgin Islands, pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 13, 2025, by and among the Company, Parent and Merger Sub.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each American depository share of the Company (each, an “ADS”), representing four Class A ordinary shares of the Company (together with the Class B ordinary shares of the Company, the “Shares”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$2.30 in cash per ADS (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees), without interest and net of any applicable withholding taxes, and each Share of the Company issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares (as defined in the Merger Agreement), was cancelled in exchange for the right to receive US$0.575 in cash per Share without interest and net of any applicable withholding taxes.

Pursuant to the Merger Agreement, at the Effective Time, the Company terminated the 2017 Share Incentive Plan and 2024 Share Incentive Plan adopted by the Company on December 15, 2017 and January 18, 2024, respectively (collectively, the “Company Equity Plan”) and any relevant award agreements entered into under the Company Equity Plan.

Pursuant to the Merger Agreement, at the Effective Time, unless otherwise consented to by the holder of such option, each option to purchase Shares granted under the Company Equity Plan in accordance with the terms thereof (each, a “Company Option”) that was vested, outstanding and unexercised immediately prior to the Effective Time was cancelled in exchange for an amount of cash equal to (i) the excess, if any, of US$0.575 over the exercise price per Share of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercised such vested Company Option in full immediately prior to the Effective Time); provided that if the exercise price of any such Company Option was equal to or greater than US$0.575, such Company Option was cancelled without any payment therefor; and each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time was cancelled for nil consideration.

As a result of the Merger, Bright Scholar became a wholly owned subsidiary of Parent, and the ADSs of the Company no longer trade on the New York Stock Exchange (the “NYSE”).

In connection with the consummation of the Merger, the Company has requested that trading of its ADSs on the NYSE be suspended on December 16, 2025 (New York time) and that the NYSE file with the Securities and Exchange Commission (the “SEC”) a Form 25 relating to the delisting of the Company’s ADSs from the NYSE to withdraw the Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to file a Form 15 with the SEC under the Exchange Act, approximately 10 days following the filing of the Form 25, requesting the deregistration of the Company’s Shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Bright Scholar may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bright Scholar’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks and uncertainties discussed in documents filed with the SEC by the Company, including the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Contact:

Email: BEDU@thepiacentegroup.com
Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com